Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Organization	Names Under which Subsidiary Does Business
MJW Media, Inc.	Delaware	MJW Media, Inc.
MJW Music, Inc.	Delaware	MJW Music, Inc.
MJW Television Inc.	Delaware	MJW Television Inc.